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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Steel Dynamics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

858119 10 0

(Cusip Number)

Sales in 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 858119 10 0

1.	Name of Reporting Person: SALZGITTER AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,053,615 SHARES

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 3,053,615 SHARES

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,053,615 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: CO

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13G

     This Schedule 13G is being filed pursuant to Rules 13d-1(c) and 13d-2(b) of the Securities Exchange Act of 1934. Salzgitter AG, formerly known as Preussag Stahl AG, filed an original Schedule 13G on February 12, 1997, and Amendment No. 1 to Schedule 13G on February 6, 1998.

Item 1.
	(a)	Name of Issuer:
Steel Dynamics, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
6714 Point Inverness Way, Suite 200 Fort Wayne, IN 46804

Item 2.
	(a)	Name of Person Filing:
Salzgitter AG
	(b)	Address of Principal Business Office or, if none, Residence:
Eisenhüttenstraße 99 D-38239 Salzgitter GERMANY
	(c)	Citizenship:
Germany
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
858119 10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
3,053,615 shares of Common Stock
(b) Percent of class:
6.4%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
3,053,615 shares
(ii) Shared power to vote or to direct the vote:
NONE
(iii) Sole power to dispose or to direct the disposition of:
3,053,615 shares
(iv) Shared power to dispose or to direct the disposition of:
NONE

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2002

Company Name(s):

SALZGITTER AG

By:	/s/ Dr. Wolfgang Simons
Name:	Dr. Wolfgang Simons
Title:	General Counsel

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